# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMSCORE, INC., CIK 0001158172
CUSIP: 20564W204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0000950103-21-004293
Filed by CIK 0001851987
Persons authorized to receive notices and communications: Alexander D. Benjamin, Cerberus Capital Management, L.P., 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Pine Investor, LLC (CIK 0001851987): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,830,579; shared voting power 0; sole dispositive power 1,830,579; shared dispositive power 0; aggregate amount beneficially owned 1,830,579 (27.2% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for additional information.
- Cerberus Capital Management, L.P. (CIK 0001525907): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,830,579; shared voting power 0; sole dispositive power 1,830,579; shared dispositive power 0; aggregate amount beneficially owned 1,830,579 (27.2% of the class); the aggregate amount excludes certain shares
  Comment: See Item 5 for additional information.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: COMSCORE, INC.
Address of issuer's principal executive offices: 11950 Democracy Drive, Suite 600, Reston, Virginia (VA), 20190
Comment:
The following constitutes Amendment No. 5 ("Amendment No. 5") to the Schedule 13D related to the common stock, par value $0.001 per share ("Common Stock"), of comScore, Inc., a Delaware corporation (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") by Pine Investor, LLC ("Pine") and Cerberus Capital Management, L.P. ("Cerberus", and together with Pine, the "Reporting Persons") on March 19, 2021, as amended by Amendment No. 1 filed on July 1, 2022, Amendment No. 2 filed on December 16, 2022, Amendment No. 3 filed on July 26, 2024, and Amendment No. 4 filed on March 18, 2025. This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. All references in the Schedule 13D and this Amendment No. 5 to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment No. 5. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 5(a)-(e) of the Schedule 13D are hereby amended and restated in their entirety as follows: The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,830,579 shares of Common Stock, consisting of (i) 1,717,072 shares of Common Stock issuable upon conversion of 31,928,301 shares of Series B Preferred Stock beneficially owned by the Reporting Persons, based upon the 0.053779 conversion rate of the Series B Preferred Stock including accrued dividends as of June 30, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 6, 2025; (ii) 109,654 outstanding shares of Common Stock beneficially owned by the Reporting Persons; and (iii) 3,853 shares of Common Stock underlying vested, deferred stock units resulting from restricted stock unit awards previously granted by the Issuer to Nana Banerjee in 2021 in respect of director fees and assigned by Dr. Banerjee to Cerberus. The Series B Preferred Stock is convertible into shares of Common Stock at any time at the holder's option, based on a conversion rate subject to certain adjustments, including for anti-dilution and accrued dividends (which accrue at 7.5% per annum), determined in the manner set forth in the Certificate of Designations of the Series B Preferred Stock (as amended from time to time, the "Series B Certificate of Designations"). The aggregate of 1,830,579 shares of Common Stock referred to above as beneficially owned by the Reporting Persons represents approximately 27.2% of the outstanding shares of Common Stock, based upon 5,014,780 shares of Common Stock outstanding as of August 1, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the SEC on August 6, 2025, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Amended and Restated Stockholders Agreement, which is contemplated to be further amended by the Second Amended Stockholders Agreement (as defined and described in Item 6), contain provisions relating to the transfer, ownership and voting of the Issuer's securities by the Reporting Persons. The Reporting Persons expressly disclaim the existence of any membership in a group under Section 13(d) of the Exchange Act with the Issuer or the other Stockholders (as defined below) party to such agreements. Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 1,830,579 shares of Common Stock. Cerberus, either directly or through one or more intermediate entities, including Pine, has the sole power to vote or to direct the voting of and the sole power to dispose or direct the disposition of the shares of Common Stock beneficially owned by it as reported in this Schedule 13D, subject to the restrictions described in Item 6. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, as amended, there have been no transactions by the Reporting Persons or the Scheduled Persons in the Common Stock during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: The disclosures regarding the Reporting Persons in Items 2(a) and 2(c) of this Schedule 13D are incorporated herein by reference. Except as disclosed in this Schedule 13D, as amended, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stock Exchange Agreement

On September 26, 2025, the Issuer entered into separate Stock Exchange Agreements (individually, an "Exchange Agreement" and collectively, the "Exchange Agreements") with each of Pine, Charter Communications Holding Company, LLC ("Charter"), and Liberty Broadband Corporation ("Liberty", and together with Charter and Pine, each a "Stockholder" and collectively the "Stockholders"), pursuant to which, among other things, at the closing (the "Closing"), and on the terms and subject to the conditions thereof, each Stockholder will exchange the 31,928,301 shares of Series B Preferred Stock currently owned by such Stockholder for (i) 4,223,621 shares of a new series of convertible preferred stock of the Issuer to be designated as Series C Convertible Preferred Stock, par value $0.001 per share ("Series C Preferred Stock"), which will be convertible into shares of Common Stock in accordance with the terms of the Certificate of Designations of Series C Preferred Stock (the "Certificate of Designations") and (ii) 3,286,825 shares of Common Stock (the "Exchange Common Stock", and such transactions, collectively, the "Exchange"). The Closing is subject to various customary mutual closing conditions, including the Issuer's receipt of certain stockholder approvals (the "Stockholder Approvals") at a meeting of the Issuer's stockholders (the "Issuer Stockholders Meeting"). The obligations of each Stockholder, on the one hand, and the Issuer, on the other hand, to consummate the Closing are further subject to the satisfaction of additional conditions to Closing.

The Exchange Agreements contain certain termination rights for the Issuer and each of the Stockholders with respect to each such Stockholder's Exchange Agreement. Each party to the Exchange Agreements has agreed to certain covenants, including, among others, covenants relating to the preparation of a proxy statement and holding of the Issuer Stockholders Meeting, and the composition of the Issuer's Board of Directors (the "Board") immediately after the Closing. Each party has also agreed, on behalf of itself and certain related parties, to a release of claims relating to the ownership and transfer of the existing shares of Series B Preferred Stock, subject to certain exceptions. Provided that the Closing occurs, the Issuer has also agreed to make a one-time cash payment to each of the Stockholders in the amount of $2,000,000 on June 30, 2028, whether or not the Stockholder continues to own any securities of the Issuer on such date.

The foregoing summary of the Exchange Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof. A copy of the Exchange Agreement between Pine and the Issuer is incorporated by reference as Exhibit 1 to this Amendment No. 5 and is hereby incorporated into this Item 6.

Support Agreement

On September 26, 2025, in connection with the execution of the Exchange Agreements, the Issuer entered into separate Stockholder Support Agreements (individually, a "Support Agreement" and collectively, the "Support Agreements") with each of the Stockholders, including Pine, pursuant to which, among other things, the Stockholders agreed to, at the Issuer Stockholders Meeting, vote in favor of the approval of (a) the issuance of Series C Preferred Stock and Common Stock in the Exchange, (b) a Certificate of Amendment amending the Certificate of Incorporation of the Issuer to, among other things, ensure sufficient number of authorized shares to enable the Exchange transactions (the "Certificate of Amendment") and (c) any other proposal put forth by the Issuer in connection with the Exchange, except that the Stockholders will vote to "abstain" on any proposal seeking approval of the disinterested stockholders of the Issuer. Moreover, the Stockholders' voting obligations are subject to the terms and conditions contained in the existing Amended and Restated Stockholders Agreement and the existing Series B Certificate of Designations.

Under the Support Agreements, the Stockholders have agreed not to, directly or indirectly, transfer any shares of Common Stock or Series B Preferred Stock that such Stockholders are entitled to vote on the matters submitted to the Issuer's stockholders at the Issuer Stockholders Meeting. The foregoing summary of the Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text thereof. A copy of the Support Agreement between Pine and the Issuer is incorporated by reference as Exhibit 2 to this Amendment No. 5 and is hereby incorporated into this Item 6.

Second Amended and Restated Stockholders Agreement

At the Closing, the Issuer and the Stockholders will enter into a Second Amended and Restated Stockholders Agreement (the "Second Amended Stockholders Agreement"), pursuant to which, among other things, immediately following the Closing, the Issuer is obligated to take all necessary action to ensure that the Board and certain committees thereof consist of the individuals set forth therein, including the applicable designees of each Stockholder. Upon Closing, the Board will consist of seven total directors: one designee of each Stockholder, one Additional Director (as defined below), and three directors who are not (a) a designee of any Stockholder or (b) for so long as the Stockholders have the ability to designate at least one director pursuant to the Second Amended Stockholders Agreement, an individual who is an affiliate of such Stockholders (the "Unaffiliated Directors"), including the chief executive officer of the Issuer.

Following Closing, the Issuer shall not increase or decrease the size of the Board without the prior approval of a majority of the Unaffiliated Directors serving on the Board as of such time. The Issuer is obligated to take all necessary action to cause the Board to (a) appoint or nominate an Unaffiliated Director for election to fill any vacancy created by (i) the death, disability, resignation or removal of an Unaffiliated Director or (ii) an increase in the size of the Board and (b) maintain a percentage of Unaffiliated Directors serving on the Board that is no less than the percentage of Unaffiliated Directors serving on the Board as of Closing.

The Issuer is obligated to cause the Board to nominate for election that number of individuals designated by a Stockholder that, if elected, would result in one designee of such Stockholder serving on the Board until such time as such Stockholder beneficially owns Voting Stock (as defined in the Second Amended Stockholders Agreement) representing less than 7.5% of the Common Stock (on an as-converted basis), after which time such Stockholder will no longer have any rights to designate an individual to serve on the Board thereunder.

The Issuer is obligated to (i) cause the Board to nominate for election that number of individuals nominated by the Stockholders (or to the extent that any Stockholder no longer owns Voting Stock representing at least 7.5% of the outstanding shares of Common Stock (on an as-converted basis), only the Stockholders that continue to hold Voting Stock representing at least 7.5% of the outstanding shares of Common Stock) that, if elected, would result in one additional director (the "Additional Director") serving on the Board and (ii) unless otherwise agreed, cause the Board to designate the Additional Director as the chair of the Board, in each case until such time as the Stockholders beneficially own Voting Stock representing (in the aggregate) less than 22.5% of the Common Stock (on an as-converted basis).

If one of the Stockholders (the "Buying Stockholder") acquires from one of the other Stockholders (the "Selling Stockholder") 100% of the shares of (a) Series C Preferred Stock (or Common Stock issued or issuable in respect of such Series C Preferred Stock) and (b) Exchange Common Stock, in each case, held by such Selling Stockholder as of the Closing Date after giving effect to the Exchange, the Selling Stockholder will be obligated to cause its designated director to resign, and the Issuer will be obligated to cause the Board to appoint one additional person designated by the Buying Stockholder to fill such newly created vacancy until such time as the Buying Stockholder beneficially owns less than 7.5% of the Common Stock (on an as-converted basis). In no event shall a Stockholder be entitled to designate or nominate a number of directors that would constitute a majority of the Board.

Each Stockholder is obligated to vote any shares of Common Stock or Series C Preferred Stock that represent voting power in excess of 49.99% of the total voting power of the Issuer in a neutral manner (as defined in the Second Amended Stockholders Agreement) on all matters upon which the Stockholder is entitled to vote.

Each Stockholder agrees not to transfer (a) any shares of Exchange Common Stock for a period of six months following the Closing Date or (b) any shares of Common Stock issued upon voluntary conversion of Series C Preferred Stock for a period of six months following the applicable conversion date, in each case, unless the per-share price paid in connection with such transfer equals or exceeds $12.50.

Until such time as a Stockholder beneficially owns Voting Stock representing less than 5% of the Common Stock (on an as-converted basis), such Stockholder will be subject to customary standstill restrictions, in accordance with which the Stockholder and its affiliates will not, among other things and subject to exceptions: (a) acquire any equity securities of the Issuer such that the Stockholder and its affiliates would beneficially own more than 49.99% of the Common Stock, (b) publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Issuer, or (c) make, or in any way participate in, any "solicitation" of "proxies" to vote any Voting Stock of the Issuer or its subsidiaries, or call or seek to call a meeting of the Issuer's stockholders or initiate any stockholder proposal for action by the Issuer's stockholders or seek the removal of any director of the Board.

Pursuant to the Second Amended Stockholders Agreement, in the event that a Stockholder contemplates Transferring any shares of Series C Preferred Stock or Common Stock to another Person (as defined), the other Stockholders will each have a right of first refusal to purchase any or all of their respective pro rata portions of such shares of Series C Preferred Stock or Common Stock, subject to exceptions. Additionally, consistent with the existing Amended and Restated Stockholders Agreement, if the Issuer contemplates the sale or other disposition of any patents, Charter will have a right of first offer and a right of first refusal to acquire such patents.

Under the Second Amended Stockholders Agreement, consistent with the existing Amended and Restated Stockholders Agreement, the prior written consent of each Stockholder is required for the Issuer to effect or validate certain enumerated actions for so long as such Stockholder beneficially owns Voting Stock representing at least 10% of the Common Stock (on an as-converted basis).

The foregoing summary of the Second Amended Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the substantially final form of the Second Amended Stockholders Agreement, which is attached as Exhibit D to the Exchange Agreement incorporated by reference as Exhibit 1 to this Amendment No. 5 and is hereby incorporated into this Item 6.

Amendment to Registration Rights Agreement

At the Closing, the Issuer will amend its Registration Rights Agreement, dated as of March 10, 2021, by and among the Issuer and the other parties thereto (the "RRA", and such amendment, the "RRA Amendment"). The RRA Amendment, among other things, will amend the definition of "Registrable Securities" under the RRA to include shares of Series C Preferred Stock and shares of Common Stock issued upon conversion of the Series C Preferred Stock.

The foregoing summary of the RRA Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the substantially final form of the RRA Amendment, which is incorporated by reference as Exhibit 3 to this Amendment No. 5 and is hereby incorporated into this Item 6.

Certificate of Designations Designating the Series C Preferred Stock

At the Closing, the Issuer will file the Certificate of Designations for the Series C Preferred Stock. The Series C Preferred Stock will rank senior to shares of Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Issuer and will rank junior to all secured and unsecured indebtedness. The Series C Preferred Stock will have a liquidation preference equal to the purchase price ($14.50 per share). The holders of Series C Preferred Stock will be entitled to participate in all dividends declared on the Common Stock on an as-converted basis. Subject to certain anti-dilution adjustments, the Series C Preferred Stock will be convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations), provided that each holder will receive cash in lieu of fractional shares (if any), and provided further that no holder will be entitled to convert Series C Preferred Stock in an amount that would cause such holder to beneficially own immediately following such conversion more than 49.99% of the Common Stock.

If the VWAP (as defined in the Certificate of Designations) per share of Common Stock for any calendar quarter ending six months after the Closing Date (a "Conversion Quarter") is greater than the Mandatory Conversion Price (as defined in the Certificate of Designations) then, if a majority of the members of the Board that have not been designated by, and are not affiliated with, any Stockholder (the "Disinterested Directors") so direct, the Issuer shall convert into shares of Common Stock, on a pro rata basis based on the number of shares of Series C Preferred Stock held as of the date of the Notice of Mandatory Conversion (as defined in the Certificate of Designations), up to 1/6th of the total shares of Series C Preferred Stock outstanding as of the Closing Date on a date selected by the Issuer that is within six months after the last day of the Conversion Quarter, provided that if the conversion of a holder's pro rata share of the then-outstanding shares of Series C Preferred Stock would cause such holder to beneficially own immediately following such conversion more than 49.99% of the then-outstanding shares of Common Stock, the number of such holder's shares of Series C Preferred Stock that may be converted will be reduced to the greatest number of shares that would cause such holder to beneficially own immediately following such conversion no more than 49.99% of the then-outstanding shares of Common Stock.

If the Issuer undergoes certain change of control transactions, (a) each holder of Series C Preferred Stock will have the option to require the Issuer to purchase Series C Preferred Stock at a purchase price per share equal to the Liquidation Preference (as defined in the Certificate of Designations) ("Change of Control Put") and (b) to the extent a holder has not exercised the Change of Control Put, the Issuer will have the right to redeem, subject to the holder's right to convert prior to such redemption, all of such holder's shares of Series C Preferred Stock that are not subject to a Change of Control Put, at a redemption price per share equal to the Liquidation Preference ("Change of Control Call"). If the Issuer does not pay the amounts due in connection with a Change of Control Put or Change of Control Call in full when due, such unpaid amount will accrue interest at a rate of 9.5% per annum until repurchased.

The holders of shares of Series C Preferred Stock will initially have one vote per share (subject to adjustment) and will vote as a single class with the Common Stock and any other class or series then entitled to vote with the Common Stock. However, to the extent that the Series C Preferred Stock and any shares of Common Stock held as of the Closing Date by a Stockholder, together with certain transferees and affiliates, would represent voting rights with respect to more than 16.66% of the Common Stock (including the Series C Preferred Stock on an as-converted basis) (the "Voting Threshold"), such Stockholder will not be permitted to exercise voting rights with respect to shares of Series C Preferred Stock held in excess of the Voting Threshold and the Issuer shall exercise the voting rights with respect to such shares in excess of the Voting Threshold in a neutral manner. To the extent that a holder acquires shares of Series C Preferred Stock from another holder, the acquiring holder's Voting Threshold will be increased proportionately based on the number of shares acquired and the disposing holder's Voting Threshold will be decreased proportionately, such that the aggregate Voting Threshold of all holders does not exceed 49.99%.

The foregoing summary of the Certificate of Designations does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the substantially final form of the Certificate of Designations, which is attached as Exhibit B to the Exchange Agreement incorporated by reference as Exhibit 1 to this Amendment No. 5 and is hereby incorporated into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Stock Exchange Agreement, dated as of September 26, 2025, by and between comScore, Inc. and Pine Investor, LLC (incorporated herein by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed on September 29, 2025).

Exhibit 2. Stockholder Support Agreement, dated as of September 26, 2025, by and between comScore, Inc. and Pine Investor, LLC (incorporated herein by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed on September 29, 2025).

Exhibit 3. Form of First Amendment to Registration Rights Agreement, by and between comScore, Inc., Charter Communications Holding Company, LLC, Liberty Broadband Corporation, and Pine Investor, LLC (incorporated herein by reference to Exhibit 10.7 to the Issuer's Current Report on Form 8-K, filed on September 29, 2025).

## Signatures
- Pine Investor, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin, Managing Director (09/30/2025)
- Cerberus Capital Management, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin, Chief Operating Officer, Chief Legal Officer, and Senior Managing Director (09/30/2025)